

5 December 2017

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section

DEC 05 2017

Washington DC
415

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$100,000,000 Floating Rate Notes due 15 December 2021 (Series No. 797-04-2) (to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017 and with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MARIA A. LOMOTAN
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
www.adb.org